FINANCIAL SUMMARY

   (All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

                               FY2008 Semi-Annual
                   (April 1, 2007 through September 30, 2007)




        English translation from the original Japanese-language document











                            TOYOTA MOTOR CORPORATION

Cautionary Statement with Respect to Forward-Looking Statements

     This report contains forward-looking statements that reflect Toyota's plans and expectations. These forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause Toyota's actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. These factors include: (i) changes in economic conditions and market demand affecting, and the competitive environment in, the automotive markets in Japan, North America, Europe and other markets in which Toyota operates; (ii) fluctuations in currency exchange rates, particularly with respect to the value of the Japanese yen, the U.S. dollar, the Euro, the Australian dollar and the British pound; (iii) Toyota's ability to realize production efficiencies and to implement capital expenditures at the levels and times planned by management;
(iv) changes in the laws, regulations and government policies in the markets in which Toyota operates that affect Toyota's automotive operations, particularly laws, regulations and government policies relating to trade, environmental protection, vehicle emissions, vehicle fuel economy and vehicle safety, as well as changes in laws, regulations and government policies that affect Toyota's other operations, including the outcome of future litigation and other legal proceedings; (v) political instability in the markets in which Toyota operates;
(vi) Toyota's ability to timely develop and achieve market acceptance of new products; and (vii) fuel shortages or interruptions in transportation systems, labor strikes, work stoppages or other interruptions to, or difficulties in, the employment of labor in the major markets where Toyota purchases materials, components and supplies for the production of its products or where its products are produced, distributed or sold.

     A discussion of these and other factors which may affect Toyota's actual results, performance, achievements or financial position is contained in Toyota's annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission.

    ------------------------------------------------------------------------

     This report contains summarized and condensed financial statements prepared in accordance with accounting principles generally accepted in the United States of America. Certain amounts from prior periods have been reclassified to conform to the current semi-annual report.


                     BUSINESS RESULTS AND FINANCIAL POSITION

   (All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

1.   Summary of Consolidated Financial Results for FY2008 Semi-Annual

     (1)  Financial Results

          During this semi-annual period, the Japanese economy has continued to grow resulting from improved corporate revenues and personal consumption. Overseas, economic conditions have remained steady overall, because of the stable personal consumption in the United States despite moderate economic recovery due to the decrease in construction of houses, steady economic condition in Europe, and continued strong economic growth in Asian countries, especially in China.
          Under these conditions, consolidated vehicle sales in Japan and overseas increased by 156 thousand units, or 3.8%, to 4,301 thousand units in FY2008 semi-annual compared with FY2007 semi-annual, marking a record high in semi-annual results. While vehicle sales in Japan in FY2008 semi-annual decreased by 67 thousand units, or 6.3%, to 1,006 thousand units compared with FY2007 semi-annual due to a downturn in the automotive market conditions, overseas vehicle sales increased by 223 thousand units, or 7.3%, to 3,295 thousand units in FY2008 semi-annual compared with FY2007 semi-annual because of sales expansion in every region where Toyota operates.
          As for the results of operations, net revenues increased by 1,540.4 billion yen, or 13.4%, to 13,012.2 billion yen in FY2008 semi-annual compared with FY2007 semi-annual, and operating income increased by 178.7 billion yen, or 16.3%, to 1,272.1 billion yen in FY2008 semi-annual compared with FY2007 semi-annual. Among the factors contributing to the increase in operating income totaling 330.0 billion yen, were the effects of changes in exchange rates of 150.0 billion yen, marketing efforts of
     130.0 billion yen and cost reduction efforts of 50.0 billion yen. On the other hand, factors resulting in the decrease in operating income primarily included an increase in expenses of 151.3 billion yen. Income before income taxes, minority interest and equity in earnings of affiliated companies increased by 196.1 billion yen, or 16.8%, to 1,362.2 billion yen in FY2008 semi-annual compared with FY2007 semi-annual. Net income increased by 165.2 billion yen, or 21.3%, to 942.4 billion yen in FY2008 semi-annual compared with FY2007 semi-annual.


     (2)  Cash Flows

          Cash flows from operating activities resulted in an increase in cash by 1,676.4 billion yen in FY2008 semi-annual period, mainly due to net income of 942.4 billion yen. Net cash provided by operating activities increased by 105.5 billion yen compared with an increase in cash by 1,570.9 billion yen in FY2007 semi-annual. Cash flows from investing activities resulted in a decrease in cash by 2,160.8 billion yen in FY2008 semi-annual, mainly due to the additions to finance receivables of 5,096.3 billion yen. Net cash used in investing activities in the FY2008 semi-annual increased by 439.7 billion yen compared with 1,721.1 billion yen of net cash used in investing activities in the FY2007 semi-annual. Cash flows from financing activities resulted in an increase in cash by
     595.1 billion yen in FY2008 semi-annual, mainly due to the proceeds from issuance of long-term debt of 1,612.9 billion yen. Net cash provided by financing activities increased by 124.3 billion yen compared with FY2007 semi-annual. After consideration of the effect of changes in exchange rates, cash and cash equivalents increased by 111.3 billion yen, or 5.9%, to 2,011.6 billion yen at the end of FY2008 semi-annual period compared with the end of FY2007.
          Regarding the consolidated cash flows by segment for FY2008 semi-annual period, in non-financial services business, net cash provided by operating activities was 1,216.3 billion yen, net cash used in investing activities was 924.8 billion yen and net cash used in financing activities was 292.6 billion yen. Meanwhile, in the financial services business, net cash provided by operating activities was 407.2 billion yen, net cash used in investing activities was 1,174.2 billion yen and net cash provided by financing activities was 878.9 billion yen.


                                 Consolidated 1

(All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

2.   Consolidated Financial Results for FY2008 Semi-Annual by Segment

     (1)  Segment Operating Results

          Automotive:
               Net revenues for the automotive operations increased by 1,455.4 billion yen, or 13.9%, to 11,939.6 billion yen in FY2008 semi-annual compared with FY2007 semi-annual, and operating income increased by
          189.5 billion yen, or 19.1%, to 1,181.6 billion yen in FY2008 semi-annual compared with FY2007 semi-annual. The increase in operating income was mainly due to the effects of changes in exchange rates, increases in both production volume and vehicle units sold, and cost reduction efforts, partially offset by an increase in expenses.

          Financial services:
               Net revenues for the financial services  operations  increased by
          185.9 billion yen, or 31.0%, to 785.3 billion yen in FY2008 semi-annual compared with FY2007 semi-annual, while operating income decreased by 2.1 billion yen, or 2.7%, to 77.8 billion yen in FY2008 semi-annual compared with FY2007 semi-annual. The decrease in operating income was mainly due to the recording of valuation losses on interest rate swaps stated at fair value by sales finance subsidiaries in accordance with the Statement of Financial Accounting Standards (FAS) No. 133 (as amended by several guidance including FAS No. 138), despite a steady increase in financing volumes.

          All other:
               Net revenues for all other businesses decreased by 28.2 billion yen, or 4.4%, to 614.0 billion yen in FY2008 semi-annual compared with FY2007 semi-annual, and operating income decreased by 10.9 billion yen, or 51.9%, to 10.1 billion yen in FY2008 semi-annual compared with FY2007 semi-annual.


                                 Consolidated 2

(All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

     (2)  Geographic Information

          Japan:
               Net revenues in Japan increased by 306.5 billion yen, or 4.4%, to 7,316.8 billion yen in FY2008 semi-annual compared with FY2007 semi-annual, and operating income increased by 88.9 billion yen, or 13.0%, to 773.3 billion yen in FY2008 semi-annual compared with FY2007 semi-annual. The increase in operating income was mainly due to the effects of changes in exchange rates and cost reduction efforts, partially offset by an increase in expenses.

          North America:
               Net revenues in North America increased by 565.3 billion yen, or 13.0%, to 4,909.9 billion yen in FY2008 semi-annual compared with FY2007 semi-annual, and operating income increased by 3.6 billion yen, or 1.4%, to 254.1 billion yen in FY2008 semi-annual compared with FY2007 semi-annual. The increase in operating income was mainly due to increases in both production volume and vehicle units sold and the effects of cost reduction efforts.

          Europe:
               Net revenues in Europe increased by 338.0 billion yen, or 20.1%, to 2,020.6 billion yen in FY2008 semi-annual compared with FY2007 semi-annual, and operating income increased by 2.3 billion yen, or 3.5%, to 68.3 billion yen in FY2008 semi-annual compared with FY2007 semi-annual. The increase in operating income was mainly due to an increase in vehicle units sold.

          Asia:
               Net revenues in Asia increased by 480.6 billion yen, or 46.9%, to 1,505.3 billion yen in FY2008 semi-annual compared with FY2007 semi-annual, and operating income increased by 55.4 billion yen, or 90.4%, to 116.7 billion yen in FY2008 semi-annual compared with FY2007 semi-annual. The increase in operating income was mainly due to increases in both production volumes and vehicle units sold.

          Other:
               Net revenues in other regions increased by 160.4 billion yen, or 16.6%, to 1,128.9 billion yen in FY2008 semi-annual compared with FY2007 semi-annual, and operating income increased by 35.6 billion yen, or 98.8% to 71.7 billion yen in FY2008 semi-annual compared with FY2007 semi-annual. The increase in operating income was mainly due to increases in both production volumes and vehicle units sold.


                                 Consolidated 3

(All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

3. Basic Policy on the Distribution of Profits and the Distribution of Profits for FY2008

          Toyota Motor Corporation ("TMC") deems the benefit of its shareholders as one of its priority management policies and continuously strives to increase per-share earnings, through aggressively promoting its business while improving and strengthening its corporate foundations. With respect to the payment of dividends, TMC seeks to enhance the distribution of profits by striving to raise the consolidated dividend payout ratio, with the aim of gradually increasing it to 30%, and TMC is endeavoring towards the early attainment of this goal, while giving due consideration to factors such as annual operating results and new investment plans. Furthermore, TMC repurchases its own shares to improve capital efficiency and to respond appropriately to changes in the business environment.
          TMC pays dividends twice per year -- an interim dividend and a year-end dividend --, and in order to secure an opportunity to directly seek shareholders' opinions, TMC treats payments of year-end dividends as a matter to be resolved at TMC's ordinary general shareholders' meeting, even though TMC's articles of incorporation stipulate that retained earnings can be distributed as dividends pursuant to the resolution of the board of directors.
          As TMC anticipates the continued growth of worldwide automotive markets, TMC will utilize its internal funds to invest in improvement of product performance and development of next-generation technologies to achieve future growth, to develop production and sales networks in both domestic and overseas markets for further expansion of its global business and to expand into new business areas while securing a solid management foundation.
          TMC will increase interim dividends for FY2008 by 15 yen per share to 65 yen per share from the interim dividends for FY2007 declared in November 2006. As a result, the consolidated interim dividend payout ratio for FY2008 will be 22.0%.
          Also, in accordance with the policy mentioned above, TMC repurchased 13 million of its treasury shares during FY2008 semi-annual at an aggregate cost of 99.4 billion yen (excluding fractional shares repurchased in accordance with shareholders' requests to purchase).


                                 Consolidated 4

(All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

4.   Forecast of Financial Results for FY2008

          Although we expect overall growth of the world economy to continue, we face a variety of unstable elements in the future business environment, including concerns about the future of the American economy, movement in oil prices and changes in the pace of growth of the Chinese economy. The Japanese economy is experiencing a moderate expansion, but there are concerns that rapid fluctuations in exchange rates and continuing high prices for raw materials may have an adverse impact on corporate revenue, which is the driving force of the current economy. Also, in the automotive industry, emerging markets which are expected to continue to grow, competition among leading global and regional auto makers is becoming increasingly fierce. In addition, environmental regulations are being strengthened throughout the world and environmental awareness is on the rise, leading to intense global competition in the development of technologies and the introduction of new products.
          Under these circumstances, current forecast of consolidated financial results for the fiscal year ending March 2008 is set forth below. This forecast assumes average exchange rates through the fiscal year of 115 yen per US$1 and 159 yen per 1 euro.


     Forecast of consolidated results for FY2008

     Net revenues                   25,500.0 billion yen (an increase of 6.5% compared with FY2007)
     Operating income                2,300.0 billion yen (an increase of 2.7% compared with FY2007)
     Income before income taxes,     2,450.0 billion yen (an increase of 2.8% compared with FY2007)
      minority interest and equity
      in earnings of affiliated
      companies
     Net income                     1,700.0 billion yen (an increase of 3.4% compared with FY2007)


          These forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause Toyota's actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements.
          When using forecast of financial results, please refer to the Cautionary Statement with Respect to Forward-Looking Statements on the inside cover of this Financial Summary.


                                 Consolidated 5

(All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

          "Overview of Associated Companies" has been omitted, as there were no significant changes from the "Organizational Structure (Description of Business)" or the "Overview of Affiliated Companies" in the most recent Securities Report (filed on June 25, 2007).
          "Management Policy" has been omitted, as there were no significant changes from the matters disclosed in the "Financial Summary" for the fiscal year ended March 31, 2007 (released on May 9, 2007).
     The aforementioned information is available on the following Web sites. Toyota Web site:
     http://www.toyota.co.jp
     -----------------------
     Tokyo Stock Exchange Group, Inc. Web site (listed company search page): http://www.tse.or.jp/listing/compsearch/index.html (Japanese only)
     --------------------------------------------------


                                 Consolidated 6

                        CONSOLIDATED PRODUCTION AND SALES

(All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

1.   Production

                                                                                                                       (Units)
 ---------------------------------------------------------------------------------------------------   -----------------------
                                 FY2007 semi-annual      FY2008 semi-annual                                    FY2007
                                 (April 2006 through     (April 2007 through         Increase            (April 2006 through
                                   September 2006)         September 2007)          (Decrease)               March 2007)
 ---------------------------------------------------------------------------------------------------   -----------------------
                  Japan                    2,450,028               2,429,648              (20,380)                 5,100,823
        ---------------------------------------------------------------------------------------------   -----------------------
               North America                 590,108                 645,848               55,740                  1,204,676
              --------------------------------------------------------------------------------------   -----------------------
                  Europe                     349,389                 341,176               (8,213)                   709,263
Vehicles      --------------------------------------------------------------------------------------   -----------------------
 (new)             Asia                      372,537                 456,961               84,424                    754,960
              --------------------------------------------------------------------------------------   -----------------------
                   Other                     195,424                 221,131               25,707                    411,229
              --------------------------------------------------------------------------------------   -----------------------
              Overseas total               1,507,458               1,665,116              157,658                  3,080,128
        --------------------------------------------------------------------------------------------   -----------------------
                  Total                    3,957,486               4,094,764              137,278                  8,180,951
 ---------------------------------------------------------------------------------------------------   -----------------------
        Houses (Japan)                         2,571                   2,175                 (396)                     5,621
 ---------------------------------------------------------------------------------------------------   -----------------------

Note:  The total production of vehicles (new) includes 406,394 units of Daihatsu brand vehicles (including OEM production) in FY2007 semi-annual,  409,438 units in FY2008  semi-annual  and 855,579  units in FY2007  results,  and
       52,299 units of Hino brand vehicles in FY2007  semi-annual,  53,804 units in FY2008 semi-annual and 99,511 units in FY2007 results.


2.   Sales (by destination)

                                                                                                                       (Units)
---------------------------------------------------------------------------------------------------   ------------------------
                                FY2007 semi-annual      FY2008 semi-annual          Increase                  FY2007
                                (April 2006 through     (April 2007 through        (Decrease)           (April 2006 through
                                  September 2006)         September 2007)                                   March 2007)
---------------------------------------------------------------------------------------------------   ------------------------
                 Japan                    1,073,457               1,006,343              (67,114)                 2,273,152
        -------------------------------------------------------------------------------------------   ------------------------
              North America               1,463,546               1,497,086               33,540                  2,942,661
             --------------------------------------------------------------------------------------   ------------------------
                 Europe                     589,240                 634,691               45,451                  1,223,628
Vehicles     --------------------------------------------------------------------------------------   ------------------------
 (new)            Asia                      381,799                 452,441               70,642                    789,637
             --------------------------------------------------------------------------------------   ------------------------
                  Other                     637,281                 711,265               73,984                  1,295,581
             --------------------------------------------------------------------------------------   ------------------------
             Overseas total               3,071,866               3,295,483              223,617                  6,251,507
        -------------------------------------------------------------------------------------------   ------------------------
                 Total                    4,145,323               4,301,826              156,503                  8,524,659
---------------------------------------------------------------------------------------------------   ------------------------
       Houses (Japan)                         2,593                   2,265                 (328)                     5,807
---------------------------------------------------------------------------------------------------   ------------------------

Note: The total sales of vehicles (new) include 361,401 units of Daihatsu brand vehicles in FY2007 semi-annual, 371,826 units in FY2008 semi-annual and 771,296 units in FY2007 results, and 51,628 units of Hino brand vehicles in FY2007 semi-annual, 53,290 units in FY2008 semi-annual and 101,880 units in FY2007 results.



                                 Consolidated 7

                     BREAKDOWN OF CONSOLIDATED NET REVENUES

(All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

                                                                               (Amounts are rounded to the nearest million yen)
-------------------------------------------------------------------------------------------------------------------------------
                                                   FY2007 semi-annual        FY2008 semi-annual              Increase
                                                  (April 2006 through        (April 2007 through            (Decrease)
                                                    September 2006)            September 2007)
-------------------------------------------------------------------------------------------------------------------------------
      Vehicles                                               8,965,658                  10,217,292                 1,251,634
      -------------------------------------------------------------------------------------------------------------------------
      Parts & components for overseas                          177,648                     185,107                     7,459
        production
      -------------------------------------------------------------------------------------------------------------------------
      Parts                                                    704,954                     878,582                   173,628
      -------------------------------------------------------------------------------------------------------------------------
      Other                                                    628,855                     650,720                    21,865
      -------------------------------------------------------------------------------------------------------------------------
Total Automotive                                            10,477,115                  11,931,701                 1,454,586
-------------------------------------------------------------------------------------------------------------------------------
Financial services                                             588,711                     770,550                   181,839
-------------------------------------------------------------------------------------------------------------------------------
Housing                                                         71,940                      60,744                   (11,196)
-------------------------------------------------------------------------------------------------------------------------------
Telecommunications                                              25,376                      27,276                     1,900
-------------------------------------------------------------------------------------------------------------------------------
Other                                                          308,747                     221,938                   (86,809)
-------------------------------------------------------------------------------------------------------------------------------
Total                                                       11,471,889                  13,012,209                 1,540,320
-------------------------------------------------------------------------------------------------------------------------------

Note:  The amounts represent net revenues to external customers.


                                 Consolidated 8

                        CONSOLIDATED STATEMENTS OF INCOME

(All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

                                                                              (Amounts are rounded to the nearest million yen)
--------------------------------------------------------------------------------------------------------   -----------------
                                          FY2007 semi-annual     FY2008 semi-annual                              FY2007
                                         (April 2006 through     (April 2007 through      Increase         (April 2006 through
                                           September 2006)         September 2007)       (Decrease)            March 2007)
--------------------------------------------------------------------------------------------------------   -----------------
Net revenues :                                     11,471,889             13,012,209        1,540,320              23,948,091
   Sales of products                               10,883,178             12,241,659        1,358,481              22,670,097
   Financing operations                               588,711                770,550          181,839               1,277,994
Costs and expenses :                               10,378,464             11,740,045        1,361,581              21,709,408
   Cost of products sold                            8,823,752             10,006,694        1,182,942              18,356,255
   Cost of financing operations                       396,595                555,184          158,589                 872,138
   Selling, general and administrative              1,158,117              1,178,167           20,050               2,481,015
Operating income                                    1,093,425              1,272,164          178,739               2,238,683
Other income (expense):                                72,709                 90,114           17,405                 143,833
   Interest and dividend income                        59,626                 79,681           20,055                 131,939
   Interest expense                                   (20,963)               (24,384)          (3,421)                (49,326)
   Foreign exchange gain, net                          16,978                  3,064          (13,914)                 33,005
   Other income, net                                   17,068                 31,753           14,685                  28,215
Income before income taxes,
   minority interest and equity in                  1,166,134              1,362,278          196,144               2,382,516
   earnings of affiliated companies
Provision for income taxes                            456,422                523,933           67,511                 898,312
Income before minority interest and
   equity in earnings of affiliated                   709,712                838,345          128,633               1,484,204
   companies
Minority interest in consolidated                     (21,987)               (41,039)         (19,052)                (49,687)
   subsidiaries
Equity in earnings of affiliated                       89,491                145,104           55,613                 209,515
   companies
Net income                                            777,216                942,410          165,194               1,644,032
--------------------------------------------------------------------------------------------------------   -----------------

                                                                                                                         (Yen)
--------------------------------------------------------------------------------------------------------   -----------------
Net income per share - Basic                           241.36                295.50            54.14                  512.09
Net income per share - Diluted                         241.25                295.34            54.09                  511.80
--------------------------------------------------------------------------------------------------------   -----------------


                                 Consolidated 9

                           CONSOLIDATED BALANCE SHEETS

(All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

                                                                                  (Amounts are rounded to the nearest million yen)
-----------------------------------------------------------------------------------------------------------    -------------------
                                                FY2007            FY2008 semi-annual         Increase          FY2007 semi-annual
                                           (As of March 31,      (As of September 30,       (Decrease)          (As of September
                                                 2007)                  2007)                                      30, 2006)
-----------------------------------------------------------------------------------------------------------    -------------------
                Assets
Current assets :                                   11,784,123              12,424,350             640,227            10,902,579
   Cash and cash equivalents                        1,900,379               2,011,629             111,250             1,906,381
   Time deposits                                       26,709                 131,732             105,023                19,853
   Marketable securities                              435,463                 546,155             110,692               484,800
   Trade accounts and notes                         2,023,818               1,890,482            (133,336)            1,753,049
      receivable, less allowance for
      doubtful accounts
   Finance receivables, net                         4,036,363               4,242,137             205,774             3,577,884
   Other receivables                                  486,170                 494,949               8,779               413,020
   Inventories                                      1,803,956               1,917,129             113,173             1,702,959
   Deferred income taxes                              551,503                 584,416              32,913               531,004
   Prepaid expenses and other current                 519,762                 605,721              85,959               513,629
      assets
Noncurrent finance receivables, net                 5,694,733               6,172,484             477,751             5,279,168
Investments and other assets :                      7,035,404               7,069,708              34,304             6,238,311
   Marketable securities and other                  3,829,852               3,758,916             (70,936)            3,406,173
      securities investments
   Affiliated companies                             2,058,177               2,156,126              97,949             1,902,341
   Employees receivables                               96,742                  85,091             (11,651)               93,779
   Other                                            1,050,633               1,069,575              18,942               836,018
Property, plant and equipment :                     8,060,519               8,224,139             163,620             7,627,789
   Land                                             1,233,137               1,247,902              14,765             1,231,978
   Buildings                                        3,444,764               3,543,960              99,196             3,273,810
   Machinery and equipment                          9,184,751               9,455,427             270,676             8,678,981
   Vehicles and equipment on                        3,309,337               3,422,616             113,279             3,044,190
      operating leases
   Construction in progress                           349,465                 318,425             (31,040)              513,726
   Less - Accumulated depreciation                 (9,460,935)             (9,764,191)           (303,256)           (9,114,896)
-----------------------------------------------------------------------------------------------------------    -------------------
             Total assets                          32,574,779              33,890,681           1,315,902            30,047,847
-----------------------------------------------------------------------------------------------------------    -------------------


                                Consolidated 10

(All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

                                                                                  (Amounts are rounded to the nearest million yen)
-------------------------------------------------------------------------------------------------------------   ------------------
                                                                                                                     FY2007
                                                 FY2007            FY2008 semi-annual         Increase             semi-annual
                                            (As of March 31,      (As of September 30,       (Decrease)         (As of September
                                                 2007)                   2007)                                      30, 2006)
-------------------------------------------------------------------------------------------------------------   ------------------
           Liabilities
Current liabilities :                             11,767,170              12,393,038                625,868             10,424,731
   Short-term borrowings                           3,497,391               3,838,759                341,368              3,318,463
   Current portion of long-term debt               2,368,116               2,868,192                500,076              1,887,088
   Accounts payable                                2,211,586               2,106,866               (104,720)             2,016,222
   Other payables                                    807,481                 721,095                (86,386)               629,345
   Accrued expenses                                1,668,337               1,681,739                 13,402              1,493,048
   Income taxes payable                              421,196                 314,095               (107,101)               332,743
   Other current liabilities                         793,063                 862,292                 69,229                747,822
Long-term liabilities :                            8,343,273               8,465,277                122,004              8,031,252
   Long-term debt                                  6,263,585               6,309,855                 46,270              6,107,553
   Accrued pension and severance costs               640,586                 624,038                (16,548)               686,393
   Deferred income taxes                           1,312,400               1,339,185                 26,785              1,137,378
   Other long-term liabilities                       126,702                 192,199                 65,497                 99,928
          Total liabilities                       20,110,443              20,858,315                747,872             18,455,983

  Minority interest in consolidated                  628,244                 651,105                 22,861                597,329
             subsidiaries

Shareholders' equity
Common stock                                         397,050                 397,050                     --                397,050
Additional paid-in capital                           497,593                 499,194                  1,601                496,808
Retained earnings                                 11,764,713              12,483,267                718,554             11,058,708
Accumulated other comprehensive                      701,390                 624,677                (76,713)               431,973
income
Treasury stock, at cost                           (1,524,654)             (1,622,927)               (98,273)            (1,390,004)
      Total shareholders' equity                  11,836,092              12,381,261                545,169             10,994,535
-------------------------------------------------------------------------------------------------------------   ------------------
         Total liabilities and                    32,574,779              33,890,681              1,315,902             30,047,847
         shareholders' equity
-------------------------------------------------------------------------------------------------------------   ------------------


                                Consolidated 11

                           CONSOLIDATED STATEMENTS OF
                              SHAREHOLDERS' EQUITY

(All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)


(1)  FY2007 semi-annual (April 2006 through September 2006)

                                                                                  (Amounts are rounded to the nearest million yen)
----------------------------------------------------------------------------------------------------------------------------------
                                                         Additional                   Accumulated       Treasury        Total
                                              Common       paid-in      Retained         other           stock,     shareholders'
                                               stock       capital      earnings     comprehensive      at cost         equity
                                                                                         income
----------------------------------------------------------------------------------------------------------------------------------
  Balances at March 31, 2006                   397,050       495,250    10,459,788          437,316    (1,228,955)     10,560,449
                                            --------------------------------------------------------------------------------------
  Issuance during the period                                   1,558                                                        1,558
  Comprehensive income:
     Net income                                                            777,216                                        777,216
     Other comprehensive income (loss)
       Foreign currency translation                                                          43,451                        43,451
         adjustments
       Unrealized losses on securities,
         net of reclassification                                                            (49,080)                      (49,080)
         adjustments
       Minimum pension liability                                                                286                           286
         adjustments
     Total comprehensive income                                                                                           771,873
  Dividends paid                                                          (178,296)                                      (178,296)
  Purchase and reissuance of common stock                                                                (161,049)       (161,049)
                                            --------------------------------------------------------------------------------------
  Balances at September 30, 2006               397,050       496,808    11,058,708          431,973    (1,390,004)     10,994,535
----------------------------------------------------------------------------------------------------------------------------------

(2)  FY2008 semi-annual (April 2007 through September 2007)

                                                                                  (Amounts are rounded to the nearest million yen)
----------------------------------------------------------------------------------------------------------------------------------
                                                         Additional                   Accumulated       Treasury        Total
                                              Common       paid-in      Retained         other           stock,     shareholders'
                                               stock       capital      earnings     comprehensive      at cost         equity
                                                                                         income
----------------------------------------------------------------------------------------------------------------------------------

  Balances at March 31, 2007                   397,050       497,593    11,764,713          701,390    (1,524,654)     11,836,092
                                            --------------------------------------------------------------------------------------
  Issuance during the period                                   1,601                                                        1,601
  Comprehensive income:
     Net income                                                            942,410                                        942,410
     Other comprehensive income (loss)
       Foreign currency translation                                                          24,563                        24,563
         adjustments
       Unrealized losses on securities,
         net of reclassification                                                            (97,664)                      (97,664)
         adjustments
       Pension liability adjustments                                                         (3,612)                       (3,612)
     Total comprehensive income                                                                                           865,697
  Dividends paid                                                          (223,856)                                      (223,856)
  Purchase and reissuance of common stock                                                                 (98,273)        (98,273)
                                            --------------------------------------------------------------------------------------
  Balances at September 30, 2007               397,050       499,194    12,483,267          624,677    (1,622,927)     12,381,261
----------------------------------------------------------------------------------------------------------------------------------


                                Consolidated 12

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

(All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

                                                                               (Amounts are rounded to the nearest million yen)
-------------------------------------------------------------------------------------------------------------------------------
                                                          FY2007 semi-annual     FY2008 semi-annual              FY2007
                                                          (April 2006 through    (April 2007 through       (April 2006 through
                                                            September 2006)        September 2007)              March 2007)
------------------------------------------------------------------------------------------------------    ---------------------
Cash flows from operating activities :
   Net income                                                         777,216                942,410                1,644,032
   Adjustments to reconcile net income to net cash
   provided by operating activities
      Depreciation                                                    655,959                754,314                1,382,594
      Provision for doubtful accounts and credit losses                 1,773                 41,690                   71,862
      Pension and severance costs, less payments                      (10,540)               (16,826)                 (32,054)
      Loss on disposal of fixed assets                                 19,007                 23,864                   50,472
      Unrealized losses on available-for-sale                           1,502                  5,696                    4,614
       securities, net
      Deferred income taxes                                            47,701                 69,262                  132,308
      Minority interest in consolidated subsidiaries                   21,987                 41,039                   49,687
      Equity in earnings of affiliated companies                      (89,491)              (145,104)                (209,515)
      Changes in operating assets and liabilities and                 145,879                (39,895)                 144,173
       other
------------------------------------------------------------------------------------------------------    ---------------------
              Net cash provided by operating activities             1,570,993              1,676,450                3,238,173
------------------------------------------------------------------------------------------------------    ---------------------

Cash flows from investing activities :
   Additions to finance receivables                                (3,314,835)            (5,096,374)              (7,343,474)
   Collection of and proceeds from sales of finance                 2,782,273              4,384,140                6,236,582
     receivables
   Additions to fixed assets excluding equipment                     (708,363)              (687,568)              (1,425,814)
     leased to others
   Additions to equipment leased to others                           (764,888)              (736,051)              (1,410,003)
   Proceeds from sales of fixed assets excluding                       33,066                 27,359                   64,421
     equipment leased to others
   Proceeds from sales of equipment leased to others                  217,215                197,656                  359,923
   Purchases of marketable securities and security                   (373,788)              (666,807)              (1,068,205)
     investments
   Proceeds from sales of and maturity of marketable                  437,963                445,226                  825,171
     securities and security investments
   Payment for additional investments in affiliated                    (1,481)                    --                   (1,651)
     companies, net of cash acquired
   Changes in investments and other assets and other                  (28,336)               (28,398)                 (51,328)
------------------------------------------------------------------------------------------------------    ---------------------
                  Net cash used in investing activities            (1,721,174)            (2,160,817)              (3,814,378)
------------------------------------------------------------------------------------------------------    ---------------------

Cash flows from financing activities :
   Purchase of common stock                                          (160,987)               (98,252)                (295,699)
   Proceeds from issuance of long-term debt                         1,435,422              1,612,953                2,890,000
   Payments of long-term debt                                        (857,903)            (1,048,897)              (1,726,823)
   Increase in short-term borrowings                                  232,634                353,206                  353,397
   Dividends paid                                                    (178,296)              (223,856)                (339,107)
------------------------------------------------------------------------------------------------------    ---------------------
              Net cash provided by financing activities               470,870                595,154                  881,768
------------------------------------------------------------------------------------------------------    ---------------------
Effect of exchange rate changes on cash and cash                       16,305                    463                   25,429
   equivalents
------------------------------------------------------------------------------------------------------    ---------------------
Net increase in cash and cash equivalents                             336,994                111,250                  330,992
------------------------------------------------------------------------------------------------------    ---------------------
Cash and cash equivalents at beginning of period                    1,569,387              1,900,379                1,569,387
------------------------------------------------------------------------------------------------------    ---------------------
Cash and cash equivalents at end of period                          1,906,381              2,011,629                1,900,379
------------------------------------------------------------------------------------------------------    ---------------------

Note: In the Consolidated Statements of Cash Flows, cash and cash equivalents include cash on hand, bank deposits that can be withdrawn at any time and short-term investments that can be converted into cash at any time and carry minimal risk of change in value.



                                Consolidated 13

                               SEGMENT INFORMATION

(All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

1.   Segment Operating Results

(1)  FY2007 semi-annual (April 2006 through September 2006)

                                                                                 (Amounts are rounded to the nearest million yen)
  -------------------------------------------------------------------------------------------------------------------------------
                                                                                             Intersegment
                                    Automotive     Financial Services      All Other      Elimination and/or     Consolidated
                                                                                          Unallocated Amount
  -------------------------------------------------------------------------------------------------------------------------------
   Net revenues :
   (1) Sales to external              10,477,115             588,711            406,063                  --         11,471,889
         customers
   (2) Intersegment sales                  7,135              10,758            236,123            (254,016)                --
         and transfers
             Total                    10,484,250             599,469            642,186            (254,016)        11,471,889
  -------------------------------------------------------------------------------------------------------------------------------
   Operating expenses                  9,492,133             519,542            621,178            (254,389)        10,378,464
  -------------------------------------------------------------------------------------------------------------------------------
   Operating income                      992,117              79,927             21,008                 373          1,093,425
  ===============================================================================================================================
   Depreciation expenses                 453,713             188,253             13,993                  --            655,959
  -------------------------------------------------------------------------------------------------------------------------------
   Capital expenditure                   713,706             699,063             21,032              39,450          1,473,251
  -------------------------------------------------------------------------------------------------------------------------------

(2)  FY2008 semi-annual (April 2007 through September 2007)

                                                                                 (Amounts are rounded to the nearest million yen)
  -------------------------------------------------------------------------------------------------------------------------------
                                                                                             Intersegment
                                    Automotive     Financial Services      All Other      Elimination and/or     Consolidated
                                                                                          Unallocated Amount
  -------------------------------------------------------------------------------------------------------------------------------
   Net revenues :
   (1) Sales to external              11,931,701             770,550            309,958                  --         13,012,209
         customers
   (2) Intersegment sales                  7,937              14,766            304,017            (326,720)                --
         and transfers
             Total                    11,939,638             785,316            613,975            (326,720)        13,012,209
  -------------------------------------------------------------------------------------------------------------------------------
   Operating expenses                 10,758,006             707,508            603,864            (329,333)        11,740,045
  -------------------------------------------------------------------------------------------------------------------------------
   Operating income                    1,181,632              77,808             10,111               2,613          1,272,164
  ===============================================================================================================================
   Depreciation expenses                 508,161             232,296             13,857                  --            754,314
  -------------------------------------------------------------------------------------------------------------------------------
   Capital expenditure                   659,602             672,250             26,146              65,621          1,423,619
  -------------------------------------------------------------------------------------------------------------------------------


                                Consolidated 14

(All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

2. Consolidated Financial Statements as Classified into Non-Financial Services Business and Financial Services Business

(1) Consolidated Statements of Income as Classified into Non-Financial Services Business and Financial Services Business

                                                                                 (Amounts are rounded to the nearest million yen)
---------------------------------------------------------------------------------------------------------------------------------
                                                          FY2007 semi-annual      FY2008 semi-annual           Increase
                                                         (April 2006 through     (April 2007 through          (Decrease)
                                                           September 2006)         September 2007)
---------------------------------------------------------------------------------------------------------------------------------
               (Non-financial services)
  Net revenues                                                      10,887,916              12,246,417               1,358,501
  Costs and expenses :                                               9,870,553              11,048,605               1,178,052
      Cost of revenues                                               8,825,976              10,010,299               1,184,323
      Selling, general and administrative                            1,044,577               1,038,306                  (6,271)
  Operating income                                                   1,017,363               1,197,812                 180,449
  Other income, net                                                     73,739                  91,381                  17,642
  Income before income taxes,
     minority interest and equity in earnings of                     1,091,102               1,289,193                 198,091
     affiliated companies
  Provision for income taxes                                           429,595                 495,579                  65,984
  Income before minority interest and equity in earnings               661,507                 793,614                 132,107
     of affiliated companies
  Minority interest in consolidated subsidiaries                       (20,969)                (39,468)                (18,499)
  Equity in earnings of affiliated companies                            80,722                 136,990                  56,268
  Net income                                                           721,260                 891,136                 169,876
---------------------------------------------------------------------------------------------------------------------------------
                 (Financial services)
  Net revenues                                                         599,469                 785,316                 185,847
  Costs and expenses :                                                 519,542                 707,508                 187,966
      Cost of revenues                                                 399,363                 558,761                 159,398
      Selling, general and administrative                              120,179                 148,747                  28,568
  Operating income                                                      79,927                  77,808                  (2,119)
  Other expense, net                                                    (4,853)                 (4,719)                    134
  Income before income taxes,
     minority interest and equity in earnings of                        75,074                  73,089                  (1,985)
     affiliated companies
  Provision for income taxes                                            26,844                  28,355                   1,511
  Income before minority interest and equity in earnings                48,230                  44,734                  (3,496)
     of affiliated companies
  Minority interest in consolidated subsidiaries                        (1,018)                 (1,571)                   (553)
  Equity in earnings of affiliated companies                             8,769                   8,114                    (655)
  Net income                                                            55,981                  51,277                  (4,704)
---------------------------------------------------------------------------------------------------------------------------------
                     (Elimination)
  Elimination of net income                                                (25)                     (3)                     22
---------------------------------------------------------------------------------------------------------------------------------
                    (Consolidated)
  Net income                                                           777,216                 942,410                 165,194
---------------------------------------------------------------------------------------------------------------------------------


                                Consolidated 15

(All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

(2) Consolidated Balance Sheets as Classified into Non-Financial Services Business and Financial Services Business

                                                                                 (Amounts are rounded to the nearest million yen)
---------------------------------------------------------------------------------------------------------------------------------
                                                                FY2007             FY2008 semi-annual          Increase
                                                        (As of March 31, 2007)    (As of September 30,        (Decrease)
                                                                                         2007)
---------------------------------------------------------------------------------------------------------------------------------
                        Assets
               (Non-financial services)
    Current assets :                                                  7,614,395              7,865,995                 251,600
     Cash and cash equivalents                                        1,714,722              1,720,645                   5,923
     Marketable securities                                              433,434                538,217                 104,783
     Trade accounts and notes receivable, less                        2,044,729              1,937,483                (107,246)
        allowance for doubtful accounts
     Inventories                                                      1,803,956              1,917,129                 113,173
     Prepaid expenses and other current assets                        1,617,554              1,752,521                 134,967

    Investments and other assets                                      6,464,204              6,470,139                   5,935
    Property, plant and equipment                                     5,689,383              5,778,291                  88,908
---------------------------------------------------------------------------------------------------------------------------------
                         Total                                       19,767,982             20,114,425                 346,443
---------------------------------------------------------------------------------------------------------------------------------
                 (Financial services)
    Current assets :                                                  4,966,089              5,386,032                 419,943
     Cash and cash equivalents                                          185,657                290,984                 105,327
     Marketable securities                                                2,029                  7,938                   5,909
     Finance receivables, net                                         4,036,363              4,242,137                 205,774
     Prepaid expenses and other current assets                          742,040                844,973                 102,933

    Noncurrent finance receivables, net                               5,694,733              6,172,484                 477,751
    Investments and other assets                                        703,476                732,071                  28,595
    Property, plant and equipment                                     2,371,136              2,445,848                  74,712
---------------------------------------------------------------------------------------------------------------------------------
                         Total                                       13,735,434             14,736,435               1,001,001
---------------------------------------------------------------------------------------------------------------------------------
                     (Elimination)
                 Elimination of assets                                 (928,637)              (960,179)                (31,542)
---------------------------------------------------------------------------------------------------------------------------------
                    (Consolidated)
                     Total assets                                    32,574,779             33,890,681               1,315,902
---------------------------------------------------------------------------------------------------------------------------------

Note: Assets in the non-financial services include unallocated corporate assets.


                                Consolidated 16

(All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

                                                                                 (Amounts are rounded to the nearest million yen)
---------------------------------------------------------------------------------------------------------------------------------
                                                                FY2007             FY2008 semi-annual          Increase
                                                        (As of March 31, 2007)    (As of September 30,        (Decrease)
                                                                                         2007)
---------------------------------------------------------------------------------------------------------------------------------
                      Liabilities
               (Non-financial services)
   Current liabilities :                                              6,390,381              6,298,844                  (91,537)
    Short-term borrowings                                               726,822                800,191                   73,369
    Current portion of long-term debt                                   249,750                335,985                   86,235
    Accounts payable                                                  2,212,598              2,107,100                 (105,498)
    Accrued expenses                                                  1,537,918              1,519,814                  (18,104)
    Income taxes payable                                                404,388                307,809                  (96,579)
    Other current liabilities                                         1,258,905              1,227,945                  (30,960)

   Long-term liabilities :                                            2,150,596              2,062,436                  (88,160)
    Long-term debt                                                      537,887                420,478                 (117,409)
    Accrued pension and severance costs                                 636,221                619,272                  (16,949)
    Other long-term liabilities                                         976,488              1,022,686                   46,198
                         Total                                        8,540,977              8,361,280                 (179,697)
---------------------------------------------------------------------------------------------------------------------------------
                 (Financial services)
   Current liabilities :                                              6,179,737              6,930,985                  751,248
    Short-term borrowings                                             3,404,713              3,689,453                  284,740
    Current portion of long-term debt                                 2,189,367              2,580,708                  391,341
    Accounts payable                                                     16,286                 19,457                    3,171
    Accrued expenses                                                    135,106                166,347                   31,241
    Income taxes payable                                                 16,808                  6,286                  (10,522)
    Other current liabilities                                           417,457                468,734                   51,277

   Long-term liabilities :                                            6,318,861              6,526,719                  207,858
    Long-term debt                                                    5,851,882              6,013,255                  161,373
    Accrued pension and severance costs                                   4,365                  4,766                      401
    Other long-term liabilities                                         462,614                508,698                   46,084
                         Total                                       12,498,598             13,457,704                  959,106
---------------------------------------------------------------------------------------------------------------------------------
                     (Elimination)
              Elimination of liabilities                               (929,132)              (960,669)                 (31,537)
                    (Consolidated)
                   Total liabilities                                 20,110,443             20,858,315                  747,872
---------------------------------------------------------------------------------------------------------------------------------
                    (Consolidated)
           Minority interest in consolidated                            628,244                651,105                   22,861
                     subsidiaries
---------------------------------------------------------------------------------------------------------------------------------
                 Shareholders' equity
                    (Consolidated)
    Common stock                                                        397,050                397,050                       --
    Additional paid-in capital                                          497,593                499,194                    1,601
    Retained earnings                                                11,764,713             12,483,267                  718,554
    Accumulated other comprehensive income                              701,390                624,677                  (76,713)
    Treasury stock, at cost                                          (1,524,654)            (1,622,927)                 (98,273)
              Total shareholders' equity                             11,836,092             12,381,261                  545,169
---------------------------------------------------------------------------------------------------------------------------------
                    (Consolidated)
      Total liabilities and shareholders' equity                     32,574,779             33,890,681                1,315,902
---------------------------------------------------------------------------------------------------------------------------------


                                Consolidated 17

(All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

(3) Consolidated Statements of Cash Flows as Classified into Non-Financial Services Business and Financial Services Business

                                                                               (Amounts are rounded to the nearest million yen)
---------------------------------------------------------------------------------------------------------------------------------
                                                                                FY2007 semi-annual        FY2008 semi-annual
                                                                               (April 2006 through       (April 2007 through
                                                                                 September 2006)           September 2007)
---------------------------------------------------------------------------------------------------------------------------------
                          (Non-financial services)
  Cash flows from operating activities :
     Net income                                                                              721,260                   891,136
     Adjustments to reconcile net income to net cash provided by operating activities
        Depreciation                                                                         467,706                   522,018
        Pension and severance costs, less payments                                           (11,975)                  (17,153)
        Loss on disposal of fixed assets                                                      17,990                    23,551
        Unrealized losses on available-for-sale securities, net                                1,502                     5,696
        Deferred income taxes                                                                 11,552                    54,881
        Minority interest in consolidated subsidiaries                                        20,969                    39,468
        Equity in earnings of affiliated companies                                           (80,722)                 (136,990)
        Changes in operating assets and liabilities and other                                 64,182                  (166,210)
---------------------------------------------------------------------------------------------------------------------------------
                                  Net cash provided by operating activities                1,212,464                 1,216,397
---------------------------------------------------------------------------------------------------------------------------------

  Cash flows from investing activities :
     Additions to fixed assets excluding equipment leased to others                         (703,926)                 (683,627)
     Additions to equipment leased to others                                                 (70,262)                  (67,742)
     Proceeds from sales of fixed assets excluding equipment leased to                        29,641                    23,578
       others
     Proceeds from sales of equipment leased to others                                        52,178                    36,608
     Purchases of marketable securities and security investments                            (338,326)                 (558,255)
     Proceeds from sales of and maturity of marketable securities and                        406,282                   356,419
       security investments
     Payment for additional investments in affiliated companies, net of                       (1,481)                       --
       cash acquired
     Changes in investments and other assets and other                                       (64,212)                  (31,824)
---------------------------------------------------------------------------------------------------------------------------------
                                      Net cash used in investing activities                 (690,106)                 (924,843)
---------------------------------------------------------------------------------------------------------------------------------

  Cash flows from financing activities :
     Purchase of common stock                                                               (160,987)                  (98,252)
     Proceeds from issuance of long-term debt                                                  7,369                     6,157
     Payments of long-term debt                                                              (38,025)                  (45,421)
     Increase in short-term borrowings                                                        40,035                    68,707
     Dividends paid                                                                         (178,296)                 (223,856)
---------------------------------------------------------------------------------------------------------------------------------
                                      Net cash used in financing activities                 (329,904)                 (292,665)
---------------------------------------------------------------------------------------------------------------------------------
  Effect of exchange rate changes on cash and cash equivalents                                11,602                     7,034
---------------------------------------------------------------------------------------------------------------------------------
  Net increase in cash and cash equivalents                                                  204,056                     5,923
---------------------------------------------------------------------------------------------------------------------------------
  Cash and cash equivalents at beginning of period                                         1,418,022                 1,714,722
---------------------------------------------------------------------------------------------------------------------------------
  Cash and cash equivalents at end of period                                               1,622,078                 1,720,645
---------------------------------------------------------------------------------------------------------------------------------


                                Consolidated 18

(All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

                                                                                (Amounts are rounded to the nearest million yen)
---------------------------------------------------------------------------------------------------------------------------------
                                                                                FY2007 semi-annual        FY2008 semi-annual
                                                                               (April 2006 through       (April 2007 through
                                                                                 September 2006)           September 2007)
---------------------------------------------------------------------------------------------------------------------------------
                           (Financial services)
  Cash flows from operating activities :
     Net income                                                                              55,981                    51,277
     Adjustments to reconcile net income to net cash provided by operating activities
        Depreciation                                                                        188,253                   232,296
        Deferred income taxes                                                                36,166                    14,382
        Minority interest in consolidated subsidiaries                                        1,018                     1,571
        Equity in earnings of affiliated companies                                           (8,769)                   (8,114)
        Changes in operating assets and liabilities and other                                 8,423                   115,841
---------------------------------------------------------------------------------------------------------------------------------
                                  Net cash provided by operating activities                 281,072                   407,253
---------------------------------------------------------------------------------------------------------------------------------

  Cash flows from investing activities :
     Additions to finance receivables                                                    (6,415,457)               (8,352,539)
     Collection of and proceeds from sales of finance receivables                         5,963,923                 7,704,089
     Additions to fixed assets excluding equipment leased to others                          (4,437)                   (3,941)
     Additions to equipment leased to others                                               (694,626)                 (668,309)
     Proceeds from sales of fixed assets excluding equipment leased to                        3,425                     3,781
       others
     Proceeds from sales of equipment leased to others                                      165,037                   161,048
     Purchases of marketable securities and security investments                            (35,462)                 (108,552)
     Proceeds from sales of and maturity of marketable securities and                        31,681                    88,807
       security investments
     Changes in investments and other assets and other                                        7,145                     1,344
---------------------------------------------------------------------------------------------------------------------------------
                                      Net cash used in investing activities                (978,771)               (1,174,272)
---------------------------------------------------------------------------------------------------------------------------------

  Cash flows from financing activities :
     Proceeds from issuance of long-term debt                                             1,428,183                 1,614,045
     Payments of long-term debt                                                            (827,008)               (1,035,526)
     Increase in short-term borrowings                                                      234,247                   300,398
---------------------------------------------------------------------------------------------------------------------------------
                                  Net cash provided by financing activities                 835,422                   878,917
---------------------------------------------------------------------------------------------------------------------------------
  Effect of exchange rate changes on cash and cash equivalents                                4,703                    (6,571)
---------------------------------------------------------------------------------------------------------------------------------
  Net increase in cash and cash equivalents                                                 142,426                   105,327
---------------------------------------------------------------------------------------------------------------------------------
  Cash and cash equivalents at beginning of period                                          151,365                   185,657
---------------------------------------------------------------------------------------------------------------------------------
  Cash and cash equivalents at end of period                                                293,791                   290,984
---------------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------------
                              (Consolidated)
  Effect of exchange rate changes on cash and cash equivalents                               16,305                       463
---------------------------------------------------------------------------------------------------------------------------------
  Net increase in cash and cash equivalents                                                 336,994                   111,250
---------------------------------------------------------------------------------------------------------------------------------
  Cash and cash equivalents at beginning of period                                        1,569,387                 1,900,379
---------------------------------------------------------------------------------------------------------------------------------
  Cash and cash equivalents at end of period                                              1,906,381                 2,011,629
---------------------------------------------------------------------------------------------------------------------------------

Note: In the Consolidated Statements of Cash Flows, cash and cash equivalents include cash on hand, bank deposits that can be withdrawn at any time and short-term investments that can be converted into cash at any time and carry minimal risk of change in value.


                                Consolidated 19

(All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

3.   Geographic Information

(1)  FY2007 semi-annual (April 2006 through September 2006)

                                                                                    (Amounts are rounded to the nearest million yen)
------------------------------------------------------------------------------------------------------------------------------------
                              Japan      North America      Europe          Asia           Other        Intersegment    Consolidated
                                                                                                        Elimination
------------------------------------------------------------------------------------------------------------------------------------
   Net revenues :
   (1) Sales to external
         customers            3,837,248      4,241,265      1,605,637         915,286        872,453                --    11,471,889
   (2) Intersegment
         sales and            3,173,016        103,321         77,026         109,438         96,061        (3,558,862)           --
         transfers
          Total               7,010,264      4,344,586      1,682,663       1,024,724        968,514        (3,558,862)   11,471,889
------------------------------------------------------------------------------------------------------------------------------------
   Operating expenses         6,325,868      4,094,070      1,616,637         963,418        932,441        (3,553,970)   10,378,464
------------------------------------------------------------------------------------------------------------------------------------
   Operating income             684,396        250,516         66,026          61,306         36,073            (4,892)    1,093,425
------------------------------------------------------------------------------------------------------------------------------------


(2)  FY2008 semi-annual (April 2007 through September 2007)

                                                                                    (Amounts are rounded to the nearest million yen)
  ----------------------------------------------------------------------------------------------------------------------------------
                              Japan      North America      Europe          Asia           Other         Intersegment   Consolidated
                                                                                                         Elimination
  ----------------------------------------------------------------------------------------------------------------------------------
   Net revenues :
   (1) Sales to external
         customers            3,909,716      4,816,838      1,949,511       1,339,203        996,941                --    13,012,209
   (2) Intersegment
         sales and
         transfers            3,407,116         93,076         71,133         166,112        131,940        (3,869,377)           --
          Total               7,316,832      4,909,914      2,020,644       1,505,315      1,128,881        (3,869,377)   13,012,209
  ----------------------------------------------------------------------------------------------------------------------------------
   Operating expenses         6,543,467      4,655,813      1,952,338       1,388,559      1,057,175        (3,857,307)   11,740,045
  ----------------------------------------------------------------------------------------------------------------------------------
   Operating income             773,365        254,101         68,306         116,756         71,706           (12,070)    1,272,164
  ----------------------------------------------------------------------------------------------------------------------------------


                                Consolidated 20

(All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

4.   Overseas Sales

(1)  FY2007 semi-annual (April 2006 through September 2006)

                                                                                    (Amounts are rounded to the nearest million yen)
------------------------------------------------------------------------------------------------------------------------------------
                                 North America            Europe                Asia                Other               Total
------------------------------------------------------------------------------------------------------------------------------------
    Overseas sales                     4,347,221            1,579,817            1,013,224           1,616,709            8,556,971
------------------------------------------------------------------------------------------------------------------------------------
    Consolidated sales                        --                   --                   --                  --           11,471,889
------------------------------------------------------------------------------------------------------------------------------------
    Ratio of overseas sales                    %                    %                    %                   %                    %
     to consolidated sales                  37.9                 13.8                  8.8                14.1                 74.6
------------------------------------------------------------------------------------------------------------------------------------


(2)  FY2008 semi-annual (April 2007 through September 2007)

                                                                                    (Amounts are rounded to the nearest million yen)
  ----------------------------------------------------------------------------------------------------------------------------------
                                 North America            Europe                Asia                Other               Total
  ----------------------------------------------------------------------------------------------------------------------------------
    Overseas sales                     4,997,523            1,900,711            1,449,529           1,759,570           10,107,333
  ----------------------------------------------------------------------------------------------------------------------------------
    Consolidated sales                        --                   --                   --                  --           13,012,209
  ----------------------------------------------------------------------------------------------------------------------------------
    Ratio of overseas sales                    %                    %                    %                   %                    %
     to consolidated sales                  38.4                 14.6                 11.2                13.5                 77.7
  ----------------------------------------------------------------------------------------------------------------------------------


                                Consolidated 21

                       UNCONSOLIDATED STATEMENTS OF INCOME

(All financial information has been prepared in accordance with accounting principles generally accepted in Japan)

                                                                       (Million yen; amounts less than one million yen are omitted)
----------------------------------------------------------------------------------------------------------   ----------------------
                                                    FY2007 semi-annual    FY2008 semi-annual    Increase            FY2007
                                                    (April 2006 through  (April 2007 through   (Decrease)     (April 2006 through
                                                      September 2006)      September 2007)                        March 2007)
----------------------------------------------------------------------------------------------------------   ----------------------
Net sales                                                    5,470,326             5,737,166      266,840             11,571,834
Cost of sales                                                4,366,940             4,559,138      192,198              9,233,135
      Gross profit                                           1,103,386             1,178,028       74,642              2,338,698
Selling, general and administrative expenses                   532,370               568,234       35,864              1,187,776
      Operating income                                         571,015               609,794       38,779              1,150,921
Non-operating income                                           244,798               290,674       45,876                473,937
      Interest income                                           11,356                29,420       18,064                 34,045
      Dividend income                                          169,205               201,845       32,640                311,830
      Others                                                    64,235                59,408       (4,827)               128,061
Non-operating expenses                                          37,535                48,064       10,529                 69,665
      Interest expenses                                          5,477                 6,018          541                 11,159
      Others                                                    32,058                42,045        9,987                 58,505
      Ordinary income                                          778,277               852,404       74,127              1,555,193
      Income before income taxes                               778,277               852,404       74,127              1,555,193
      Income taxes - current                                   236,800               226,700      (10,100)               474,600
      Income taxes - deferred                                   15,626                23,756        8,130                 20,483
      Net income                                               525,851               601,947       76,096              1,060,109
----------------------------------------------------------------------------------------------------------   ----------------------


                                Unconsolidated 1

                          UNCONSOLIDATED BALANCE SHEETS

(All financial information has been prepared in accordance with accounting principles generally accepted in Japan)

                                                                      (Million yen; amounts less than one million yen are omitted)
----------------------------------------------------------------------------------------------------------   ---------------------
                                                       FY2007          FY2008 semi-annual      Increase      FY2007 semi-annual
                                                       (As of                (As of           (Decrease)           (As of
                                                   March 31, 2007)     September 30, 2007)                   September 30, 2006)
----------------------------------------------------------------------------------------------------------   ---------------------
                    Assets
Current assets                                            4,116,670             4,025,106        (91,564)              3,767,462
    Cash and deposits                                       182,855               122,912        (59,943)                192,042
    Trade accounts receivable                             1,254,098             1,098,875       (155,223)              1,084,671
    Marketable securities                                 1,011,348             1,155,823        144,475                 880,653
    Finished goods                                          126,793               148,496         21,703                 118,929
    Raw materials                                            46,001                44,092         (1,909)                 42,114
    Work in process                                          97,592               105,142          7,550                  86,902
    Supplies                                                  8,113                10,776          2,663                   8,753
    Short-term loans                                        541,452               522,233        (19,219)                565,653
    Deferred tax assets                                     292,732               273,178        (19,554)                270,170
    Others                                                  568,682               552,275        (16,407)                524,169
    Less: allowance for doubtful accounts                   (13,000)               (8,700)         4,300                  (6,600)

Fixed assets                                              6,544,498             6,486,347        (58,151)              6,104,622
  Property, plant and equipment                           1,358,160             1,343,274        (14,886)              1,271,289
    Buildings                                               414,044               412,670         (1,374)                388,447
    Structures                                               41,316                45,145          3,829                  39,044
    Machinery and equipment                                 331,032               341,620         10,588                 310,897
    Vehicle and delivery equipment                           21,092                19,575         (1,517)                 15,541
    Tools, furniture and fixtures                            92,957                92,594           (363)                 81,137
    Land                                                    385,450               389,809          4,359                 386,348
    Construction in progress                                 72,266                41,858        (30,408)                 49,872

  Investments and other assets                            5,186,338             5,143,073        (43,265)              4,833,333
    Investments in securities                             2,595,932             2,562,474        (33,458)              2,299,218
    Investments in subsidiaries and affiliates            1,974,239             1,975,992          1,753               1,949,615
    Long-term loans                                         473,766               446,200        (27,566)                466,530
    Others                                                  164,099               180,305         16,206                 148,469
    Less: allowance for doubtful accounts                   (21,700)              (21,900)          (200)                (30,500)
----------------------------------------------------------------------------------------------------------   ---------------------
                    Total                                10,661,169            10,511,453       (149,716)              9,872,085
----------------------------------------------------------------------------------------------------------   ---------------------


                                Unconsolidated 2

(All financial information has been prepared in accordance with accounting principles generally accepted in Japan)


                                                                      (Million yen; amounts less than one million yen are omitted)
----------------------------------------------------------------------------------------------------------   --------------------
                                                       FY2007          FY2008 semi-annual      Increase      FY2007 semi-annual
                                                       (As of                (As of           (Decrease)           (As of
                                                   March 31, 2007)     September 30, 2007)                   September 30, 2006)
----------------------------------------------------------------------------------------------------------   --------------------
                 Liabilities
Current liabilities                                       2,730,572             2,529,078       (201,494)              2,183,988
    Trade notes payable                                       1,227                 1,180            (47)                  1,170
    Trade accounts payable                                1,035,441               997,488        (37,953)                944,043
   Current portion of bonds                                 150,000               250,000        100,000                       -
    Other payables                                          467,229               348,438       (118,791)                314,537
    Income taxes payable                                    283,960               215,401        (68,559)                222,945
    Accrued expenses                                        549,152               489,803        (59,349)                449,046
    Deposits received                                       224,038               212,599        (11,439)                221,742
    Others                                                   19,523                14,166         (5,357)                 30,503

Long-term liabilities                                       779,993               629,633       (150,360)                843,834
    Bonds                                                   350,000               250,000       (100,000)                500,000
    Allowance for retirement benefits                       283,032               280,805         (2,227)                286,799
    Deferred tax liabilities                                103,593                55,279        (48,314)                 31,971
    Others                                                   43,367                43,548            181                  25,062
                             Total liabilities            3,510,565             3,158,712       (351,853)              3,027,822

                  Net assets
Shareholders' equity                                      6,593,724             6,873,701        279,977               6,354,788
  Common stock                                              397,049               397,049             --                 397,049
  Capital surplus                                           417,378               417,515            137                 417,179
    Capital reserve                                         416,970               416,970             --                 416,970
    Other capital surplus                                       407                   544            137                     208
  Retained earnings                                       7,335,143             7,713,235        378,092               6,961,695
    Legal reserve                                            99,454                99,454             --                  99,454
    Other retained earnings
     Reserve for losses on overseas                             117                    94            (23)                    140
     investments
     Reserve for special depreciation                         3,228                 2,882           (346)                  3,405
     Reserve for reduction of acquisition                     7,554                 8,452            898                   7,496
     cost of fixed assets
     General reserve                                      5,740,926             6,340,926        600,000               5,740,926
     Retained earnings carried forward                    1,483,862             1,261,425       (222,437)              1,110,271
   Less: treasury stock                                  (1,555,847)           (1,654,099)       (98,252)             (1,421,136)
 Valuation and translation adjustments                      555,708               476,670        (79,038)                489,182
  Net unrealized gains on other securities                  554,947               475,833        (79,114)                488,167
  Deferred hedge gains or losses                                760                   837             77                   1,014
Stock acquisition rights                                      1,171                 2,369          1,198                     292
                              Total net assets            7,150,603             7,352,741        202,138               6,844,262
----------------------------------------------------------------------------------------------------------   --------------------
                    Total                                10,661,169            10,511,453       (149,716)              9,872,085
----------------------------------------------------------------------------------------------------------   --------------------


                                Unconsolidated 3

                     UNCONSOLIDATED STATEMENT OF CHANGES IN
                                   NET ASSETS

   (All financial information has been prepared in accordance with accounting principles generally accepted in Japan)



 FY2007 semi-annual (April 2006 through September 2006)                 (Million yen; amounts less than one million yen are omitted)
------------------------------------------------------------------------------------------------------------------------------------
                                                          Shareholders' equity
------------------------- ----------------------- ------------------------------------------------------------ ---------------------
                   Common   Capital surplus                       Retained earnings                            Treasury   Total
                   stock  ----------------------- ------------------------------------------------------------ stock      share-
                          Capital Other   Total   Legal        Other retained earnings                Total              holders'
                          reserve capital Capital reserve-------------------------------------------- retained            equity
                                  surplus surplus        Reserve  Reserve Reserve General  Retained   earnings
                                                         for      for     for     reserve  earnings
                                                         losses   special reduct           carried
                                                         on       deprec- -ion of          forward
                                                         overseas iation  acquis-
                                                         invest-          ition
                                                         ments            cost of
                                                                          fixed
                                                                          assets
------------------------------------------------------------------------------------------------------------------------------------
Balance as of      397,049 416,970     - 416,970 99,454    197   3,196   6,586  5,340,926 1,164,506 6,614,868 (1,260,148) 6,168,740
March 31, 2006
------------------------------------------------------------------------------------------------------------------------------------
Changes during
the current half
------------------------------------------------------------------------------------------------------------------------------------
Reversal of                                                 (56)                                  56
reserve for losses
on overseas
investments
------------------------------------------------------------------------------------------------------------------------------------
Appropriation to                                                    830                         (830)
reserve for
special
depreciation
------------------------------------------------------------------------------------------------------------------------------------
Reversal of                                                        (621)                         621
reserve for
special
depreciation
------------------------------------------------------------------------------------------------------------------------------------
Appropriation to                                                            934                 (934)
reserve for
reduction of
acquisition cost
of fixed assets
------------------------------------------------------------------------------------------------------------------------------------
Reversal of                                                                 (24)                  24
reserve for
reduction of
acquisition cost
of fixed assets
------------------------------------------------------------------------------------------------------------------------------------
Appropriation to                                                                  400,000  (400,000)
general reserve
------------------------------------------------------------------------------------------------------------------------------------
Dividends paid                                                                              (178,296) (178,296)            (178,296)
------------------------------------------------------------------------------------------------------------------------------------
Bonuses to                                                                                      (727)     (727)                (727)
directors and
corporate
auditors
------------------------------------------------------------------------------------------------------------------------------------
Net income                                                                                   525,851   525,851              525,851
------------------------------------------------------------------------------------------------------------------------------------
Purchase of                                                                                                      (162,744) (162,744)
treasury stock
------------------------------------------------------------------------------------------------------------------------------------
Disposal of                           208     208                                                                   1,757     1,965
treasury stock
------------------------------------------------------------------------------------------------------------------------------------
Net changes of
items other than
shareholders'
equity
------------------------------------------------------------------------------------------------------------------------------------
Total changes            -      -     208     208       -   (56)    209     909   400,000    (54,235)  346,826   (160,987)  186,047
during the current
half
------------------------------------------------------------------------------------------------------------------------------------
Balance as of      397,049 416,970    208 417,179  99,454   140   3,405   7,496 5,740,926  1,110,271 6,961,695 (1,421,136)6,354,788
September 30, 2006
------------------------------------------------------------------------------------------------------------------------------------



--------------------------------------------------------------------------------------------
                               Valuation and translation adjustments      Stock       Total
                           -------------------------------------------- acquisition    net
                                  Net        Deferred        Total         rights    assets
                              unrealized   hedge gains   valuation and
                               gains on     or losses     translation
                                 other                    adjustments
                              securities
--------------------------------------------------------------------------------------------
Balance as of March 31, 2006      518,155            -         518,155         -  6,686,895
--------------------------------------------------------------------------------------------
Changes during the current
half
--------------------------------------------------------------------------------------------
Reversal of reserve for
losses on overseas investments
--------------------------------------------------------------------------------------------
Appropriation to reserve
for special depreciation
--------------------------------------------------------------------------------------------
Reversal of reserve for
special depreciation
--------------------------------------------------------------------------------------------
Appropriation to reserve
for reduction of acquisition
cost of fixed assets
--------------------------------------------------------------------------------------------
Reversal of reserve for
reduction of acquisition cost
of fixed assets
--------------------------------------------------------------------------------------------
Appropriation to general
reserve
--------------------------------------------------------------------------------------------
Dividends paid                                                                    (178,296)
--------------------------------------------------------------------------------------------
Bonuses to directors and                                                              (727)
corporate auditors
--------------------------------------------------------------------------------------------
Net income                                                                         525,851
--------------------------------------------------------------------------------------------
Purchase of treasury stock                                                        (162,744)
--------------------------------------------------------------------------------------------
Disposal of treasury stock                                                           1,965
--------------------------------------------------------------------------------------------
Net changes of items other        (29,987)       1,014         (28,973)      292   (28,680)
than shareholders' equity
--------------------------------------------------------------------------------------------
Total changes during the          (29,987)       1,014         (28,973)      292   157,367
current half
--------------------------------------------------------------------------------------------
Balance as of September  30,      488,167        1,014         489,182       292  6,844,262
2006
--------------------------------------------------------------------------------------------


                                Unconsolidated 4



        (All financial information has been prepared in accordance with accounting principles generally accepted in Japan)


FY2007 semi-annual (April 2007 through September 2007)                 (Million yen; amounts less than one million yen are omitted)
------------------------------------------------------------------------------------------------------------------------------------
                                                             Shareholders' equity
------------------------- ----------------------- ------------------------------------------------------------ ---------------------
                   Common   Capital surplus                    Retained earnings                               Treasury      Total
                   stock  ----------------------- ------------------------------------------------------------ stock         share-
                          Capital Other   Total   Legal        Other retained earnings                Total                 holders'
                          reserve capital Capital reserve-------------------------------------------- retained               equity
                                  surplus surplus        Reserve  Reserve Reserve General  Retained   earnings
                                                         for      for     for     reserve  earnings
                                                         losses   special reduct           carried
                                                         on       deprec- -ion of          forward
                                                         overseas iation  acquis-
                                                         invest-          ition
                                                         ments            cost of
                                                                          fixed
                                                                          assets
------------------------------------------------------------------------------------------------------------------------------------
Balance as of       397,049 416,970    407 417,378 99,454    117  3,228   7,554  5,740,926 1,483,862 7,335,143 (1,555,847) 6,593,724
March 31, 2007
------------------------------------------------------------------------------------------------------------------------------------
Changes during the
current half
------------------------------------------------------------------------------------------------------------------------------------
Reversal of reserve                                          (23)                                 23
for losses on
overseas
investments
------------------------------------------------------------------------------------------------------------------------------------
Appropriation to                                                    292                         (292)
reserve for
special
depreciation
------------------------------------------------------------------------------------------------------------------------------------
Reversal of reserve                                                (638)                         638
for special
depreciation
------------------------------------------------------------------------------------------------------------------------------------
Appropriation to                                                            913                 (913)
reserve for
reduction of
acquisition cost
of fixed assets
------------------------------------------------------------------------------------------------------------------------------------
Reversal of reserve                                                         (15)                  15
for reduction of
acquisition cost
of fixed assets
------------------------------------------------------------------------------------------------------------------------------------
Appropriation to                                                                   600,000  (600,000)
general reserve
------------------------------------------------------------------------------------------------------------------------------------
Dividends paid                                                                              (223,855) (223,855)            (223,855)
------------------------------------------------------------------------------------------------------------------------------------
Net income                                                                                   601,947   601,947               601,947
------------------------------------------------------------------------------------------------------------------------------------
Purchase of                                                                                                       (99,847)  (99,847)
treasury stock
------------------------------------------------------------------------------------------------------------------------------------
Disposal of                            137     137                                                                  1,595      1,732
treasury stock
------------------------------------------------------------------------------------------------------------------------------------
Net changes of
items other than
shareholders'
equity
------------------------------------------------------------------------------------------------------------------------------------
Total changes             -       -    137     137      -    (23)  (346)    898    600,000  (222,437)  378,092    (98,252)   279,977
during the current
half
------------------------------------------------------------------------------------------------------------------------------------
Balance as of       397,049 416,970    544 417,515 99,454     94  2,882   8,452  6,340,926 1,261,425 7,713,235 (1,654,099) 6,873,701
September 30, 2007
------------------------------------------------------------------------------------------------------------------------------------




--------------------------------------------------------------------------------------------
                               Valuation and translation adjustments      Stock       Total
                           -------------------------------------------- acquisition   net
                                  Net        Deferred        Total        rights     assets
                              unrealized   hedge gains   valuation and
                               gains on     or losses     translation
                                 other                    adjustments
                              securities
--------------------------------------------------------------------------------------------
Balance as of March 31, 2007      554,947          760         555,708     1,171  7,150,603
--------------------------------------------------------------------------------------------
Changes during the current
half
--------------------------------------------------------------------------------------------
Reversal of reserve for
losses on overseas investments
--------------------------------------------------------------------------------------------
Appropriation to reserve
for special depreciation
--------------------------------------------------------------------------------------------
Reversal of reserve for
special depreciation
--------------------------------------------------------------------------------------------
Appropriation to reserve
for reduction of acquisition
cost of fixed assets
--------------------------------------------------------------------------------------------
Reversal of reserve for
reduction of acquisition cost
of  fixed assets
--------------------------------------------------------------------------------------------
Appropriation to general
reserve
--------------------------------------------------------------------------------------------
Dividends paid                                                                    (223,855)
--------------------------------------------------------------------------------------------
Net income                                                                         601,947
--------------------------------------------------------------------------------------------
Purchase of treasury stock                                                         (99,847)
--------------------------------------------------------------------------------------------
Disposal of treasury stock                                                           1,732
--------------------------------------------------------------------------------------------
Net changes of items other        (79,114)          77         (79,038)    1,198   (77,839)
than shareholders' equity
--------------------------------------------------------------------------------------------
Total changes during the          (79,114)          77         (79,038)    1,198   202,138
current half
--------------------------------------------------------------------------------------------
Balance as of September 30,       475,833          837         476,670     2,369  7,352,741
2007
--------------------------------------------------------------------------------------------





                                Unconsolidated 5